UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Harris Interactive Inc.

(Name of Subject Company)

Prime Acquisition Corp.

a wholly owned subsidiary of

Nielsen Holdings N.V.

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

414549105

(Cusip Number of Class of Securities)

James W. Cuminale

Chief Legal Officer

Nielsen Holdings N.V.

85 Broad Street

New York, New York 10004

(646) 654-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Maripat Alpuche

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$124,788,134	$16,072.71

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $2.00, the per share tender offer price, by (b) the sum of (i) 58,300,145, the number of outstanding shares of Harris Interactive common stock (including 1,482,350 restricted shares) plus (ii) 4,023,922, the number of shares of Harris Interactive common stock subject to issuance pursuant to stock options that have a per share exercise price that is less than $2.00 plus (iii) 70,000, the estimated number of shares of Harris Interactive common stock subject to purchase rights under Harris Interactive’s 1999 Employee Stock Purchase Plan and 2007 Employee Stock Purchase Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of November 30, 2013 the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,072.71	Filing Party: Nielsen Holdings N.V. and Prime Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: December 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on December 10, 2013 by (i) Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Nielsen”), a company formed under the laws of the Netherlands and (ii) Nielsen. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) and attached to such shares of Common Stock, the “Shares”), of Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation, at a price of $2.00 per Share, as may be adjusted upward or downward as described in the Schedule TO, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and restating the first sentence in the fifth paragraph on the first page of the Offer to Purchase, the first sentence of the last paragraph of the provision entitled “Price Offered Per Share” in the Summary Term Sheet, the first sentence of the fourth paragraph of the response to the question “How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?” and the first sentence of the sixth paragraph of Section 1 — “Terms of the Offer” as follows:

“No later than 9:00 A.M., New York City time, on the business day following final determination of the World Wide Cash Adjusted Amount in accordance with the procedures described under Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Offer Price and Potential Adjustments to the Offer Price,” we will issue a press release announcing any adjustment of the Offer Price to the holders of Shares, or, if applicable, we will issue a press release announcing that the Offer Price will not be adjusted.”

Inserting the following additional sentence at the end of the fifth paragraph on the first page of the Offer to Purchase, the end of the provision entitled “Price Offered Per Share” in the Summary Term Sheet, the end of the fourth paragraph of the response to the question “How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?” and the end of the sixth paragraph of Section 1 — “Terms of the Offer”:

“If the Offer Price will be adjusted and the date the Offer is scheduled to expire (January 29, 2014) is less than ten (10) business days following the announcement of such adjustment, we will extend the Offer such that the Expiration Date is ten (10) business days following such announcement.”

Adding the following question and response immediately after the question and response entitled “Upon the successful consummation of the Offer, will Shares continue to be publicly traded?” in the Summary Term Sheet:

“If I decide not to tender my Shares into the Offer, what will happen to my Shares?

If we consummate the Offer and acquire a majority of the Shares outstanding on a Fully Diluted basis, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement (as described in this Offer to Purchase), we, Nielsen and Harris Interactive will cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of the stockholders of Harris Interactive in accordance with Section 251(h) of Delaware Law. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive, in accordance with Section 251(h) of Delaware Law, the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price, without interest, less applicable withholding taxes), except as provided in the Merger Agreement with respect to Shares owned by Nielsen, Harris Interactive or their respective subsidiaries or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier.”

Amending and restating the paragraph under “Litigation” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“On December 9, 2013, a purported stockholder of Harris Interactive filed a putative class action complaint against Harris Interactive, its directors, Nielsen and Purchaser challenging the transactions contemplated by the Merger Agreement. The action was filed in the Court of Chancery of the State of Delaware, captioned John C. Raspante v. Harris Interactive et al. C.A. 9148-VCP (December 9, 2013). The Raspante complaint alleges, among other things, that the Harris Interactive director defendants breached their fiduciary duties to Harris Interactive stockholders by seeking to sell Harris Interactive for an inadequate price and on unfair terms, and that Harris Interactive, Nielsen and Purchaser aided and abetted the alleged fiduciary breaches. The Raspante complaint seeks, among other things, equitable relief that would enjoin the consummation of the transactions contemplated by the Merger Agreement, rescission of the Merger Agreement, damages, and attorneys’ fees and costs.

On December 20, 2013, a purported stockholder of Harris Interactive filed a putative class action complaint against Harris Interactive, its directors, Nielsen and Purchaser challenging the transactions contemplated by the Merger Agreement. The action was filed in the Supreme Court of the State of New York, County of New York, captioned Paul Marcantonatos v. Al Angrisani et al. Index No. 654413/2013 (December 20, 2013). The Marcantonatos complaint alleges, among other things, that the Harris Interactive director defendants breached their fiduciary duties to Harris Interactive stockholders by seeking to sell Harris Interactive for an inadequate price and on unfair terms and by failing to provide Harris Interactive stockholders with all material terms necessary for them to render a fully informed decision whether or not to vote in favor of the transactions contemplated by the Merger Agreement. The Marcantonatos complaint specifically alleges that the Schedule 14D-9 fails to disclose material information concerning: (1) Macquarie Capital’s financial analyses and opinions, (2) the sales process leading up to the Merger Agreement, and (3) the management projections relied on by Macquarie Capital. The Marcantonatos complaint alleges that Nielsen and Purchaser aided and abetted the alleged fiduciary breaches. The Marcantonatos complaint seeks, among other things, equitable relief that would enjoin the consummation of the transactions contemplated by the Merger Agreement, damages, and attorneys’ fees and costs.”

Amending and restating the third paragraph in of the subsection captioned “Antitrust Compliance” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase in entirety to read as follows:

“Nielsen and Harris Interactive have each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. At 11:59 p.m., New York City time, on December 20, 2013, the waiting period applicable to the purchase of Shares pursuant to the Offer expired, without any further action having been taken by the FTC or the Antitrust Division. As a result, the condition of the Offer that the applicable waiting period under the HSR Act has expired or been terminated has been satisfied, but the Offer remains subject to the remaining terms and conditions of the Offer. See Section 15—“Conditions to the Offer.””

Amending and restating the third and fourth paragraphs under “Appraisal Rights” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by the full text of Section 262 of Delaware Law, which is attached as Annex B to this Offer to Purchase. All references in Section 262 of Delaware Law and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of Delaware Law as well as the information discussed below.

The Schedule 14D-9 constituted the formal notice of appraisal rights under Section 262 of Delaware Law. Under Delaware Law, no additional notice is required to be provided to the stockholders of Harris Interactive prior to the Effective Time and Harris Interactive, Nielsen and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion, the Schedule 14D-9 and Section 262 of Delaware Law carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under Delaware Law. Within ten (10) days following the Effective Time, Harris Interactive will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of Delaware Law within the later of the consummation of the Offer and December 30, 2013.”

Amending and restating the sixth paragraph under “Appraisal Rights” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of Delaware Law, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which occurs when we have accepted for payment, and thereby purchased, the tendered Shares following the Expiration Date (see Section 2 — “Acceptance for Payment and Payment for Shares”)) and December 30, 2013, deliver to Harris Interactive at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Harris Interactive of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.”

Adding a new subsection “Written Demand by the Record Holder after the sixth paragraph under “Appraisal Rights” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase as follows:

“Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Harris Interactive Inc., 60 Corporate Woods, Rochester, New York, 14623. Attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder and must state that such holder intends thereby to demand appraisal of such holder’s Shares.”

Adding the following sentence to the beginning of the eighth paragraph under “Appraisal Rights” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of Delaware Law.”

Adding the following sentence to the end of the eighth paragraph under “Appraisal Rights” within Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“If a stockholder withdraws or loses the right to appraisal, then, subject to the satisfaction or waiver of the conditions to the Offer and the Merger, upon consummation of the Merger, such stockholder will be entitled to receive the per share Merger consideration.”

Adding Annex B to the Offer to Purchase as follows:

“Annex B — Section 262 of Delaware Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013

PRIME ACQUISITION CORP.

By:	/s/ James W. Cuminale
Name: James W. Cuminale Title: President

NIELSEN HOLDINGS N.V

By:	/s/ James W. Cuminale
Name: James W. Cuminale Title: Chief Legal Officer

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated December 10, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement as published in the Investor’s Business Daily on December 10, 2013.*

(a)(5)(i)	Transcript of a webcast regarding announcement of the Merger Agreement (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).*

(a)(5)(ii)	Email to employees of Harris Interactive Inc. (incorporated in the Schedule TO by reference to the Schedule TO-C filed by Nielsen Holdings N.V. on November 25, 2013).*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated November 25, 2013, by and among Harris Interactive Inc., Nielsen Holdings N.V. and Prime Acquisition Corp. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013)*

(d)(2)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Al Angrisani (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(3)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Howard Shecter (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(4)	Tender and Support Agreement, dated November 25, 2013, by and among Nielsen Holdings N.V., Prime Acquisition Corp. and Steven L. Fingerhood, Technology Opportunity Partners, L.P., ZF Special Opportunities Fund, L.L.C., Technology Opportunity Ventures L.L.C. and SLF Industry, L.P. (incorporated in the Schedule TO by reference to the Current Report on Form 8-K filed by Harris Interactive Inc. on November 25, 2013).*

(d)(5)	Confidentiality Agreement, dated June 28, 2013, between Harris Interactive Inc. and The Nielsen Company (US), LLC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.